UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 8, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.1      Press release dated February 12, 2007
         CDC Software’s Ross Enterprise Solution Implemented at One of
         the Largest Engineering Plastics Manufacturing Plants in China

1.2      Press release dated February 13, 2007
         CDC Games Builds Momentum with Marquee Game and Prepares for
         Growth in China with Completion of Closed Beta Trial of New Game

1.3      Press release dated February 16, 2007
         CDC Software Acquires Respond Group and Adds Key Customers in
         Target Verticals including Aegon, AXA Insurance and Barclays

1.4      Press release dated February 20, 2007
         Sharp Electronics Saves More than $1.6 Million in Operating Costs
         With Pivotal MarketFirst Applications from CDC Software

1.5      Press release dated February 21, 2007
         Litehouse Foods Chosen By Consumer Goods Technology as Breakthrough
         SMB Company

1.6      Press release dated February 22, 2007
         CDC Software’s MVI Acquisition Achieves Record New Orders

1.7      Press release dated February 27, 2007
         CDC Software Appoints Edmund Lau as Vice President, Greater China

1.8      Press release dated February 28, 2007
         CDC Corporation Boosts Revenue Guidance for 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: February 28, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated February 12, 2007 -- CDC Software’s Ross Enterprise Solution Implemented at One of the Largest Engineering Plastics Manufacturing Plants in China
1.2	Press release dated February 13, 2007 -- CDC Games Builds Momentum with Marquee Game and Prepares for Growth in China with Completion of Closed Beta Trial of New Game
1.3	Press release dated February 16, 2007 -- CDC Software Acquires Respond Group and Adds Key Customers in Target Verticals including Aegon, AXA Insurance and Barclays
1.4	Press release dated February 20, 2007 -- Sharp Electronics Saves More than $1.6 Million in Operating Costs With Pivotal MarketFirst Applications from CDC Software
1.5	Press release dated February 21, 2007 -- Litehouse Foods Chosen By Consumer Goods Technology as Breakthrough SMB Company
1.6	Press release dated February 22, 2007 -- CDC Software’s MVI Acquisition Achieves Record New Orders
1.7	Press release dated February 27, 2007 -- CDC Software Appoints Edmund Lau as Vice President, Greater China
1.8	Press release dated February 28, 2007 -- CDC Corporation Boosts Revenue Guidance for 2007